Exhibit 99.1

Draganfly to Speak at Law-Tech Connect™ Panel During AUVSI XPONENTIAL 2023

Draganfly will also showcase its Heavy Lift and Commander 3XL drones at booth #2331.

Los Angeles, CA. May 2, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is pleased to announce its participation in the second annual AUVSI XPONENTIAL 2023 and the Law-Tech Connect™ panel, produced by P3 Tech Consulting LLC (“P3 Tech”).

Draganfly will display two of its cutting-edge North American-made drone technologies at booth #2331 in the Colorado Convention Center in Denver, Colorado, on Monday, May 8th, the Heavy Lift and Commander 3XL drones.

Draganfly’s Heavy Lift Drone is a versatile, industrial, multirotor unmanned aerial vehicle (UAV) that is designed to lift more and fly further. Capable of automated missions and manual flight operations, Draganfly’s heavy-duty, robust UAV has a payload lift capacity of 67 pounds and up to 55 minutes of flight time.

Draganfly’s Commander 3 XL Drone is a high-endurance, weather-resistant, multirotor UAV that is designed for easy assembly and rapid deployment. The “Swiss Army Knife” of drones is capable of drop and winch-down systems to transport up to 22lb of payload. It performs extremely well in light rain and snow.

Cameron Chell, President and CEO of Draganfly, will participate in a panel discussion about how drone technology is redefining the way the conflict in Ukraine is being managed and how UAVs have proven to be a more stealthy and cost-effective alternative to conventional aircraft for global military and emergency operations moving forward.

Mr. Chell will join experts from across the commercial industry, including Mark McKinnon, Partner at Fox Rothschild, Kenji Sugahara, CEO of Drone Service Providers Alliance, and Mary-Caitlin Ray, Counsel at Crowell & Moring LLP, in room 401/402 on Monday, May 8th, at 1:40 PM MST.

“I’m excited for the opportunity to join so many phenomenal experts on this panel at XPONENTIAL ‘23,” said Cameron Chell, President and CEO of Draganfly. “The Law-Tech Connect™ Workshop provides vital information for establishing a responsible framework that ensures the development, deployment, and use of autonomous systems, contribute to a sustainable and safe future of autonomy.”

P3 Tech is a veteran and woman-owned business founded and run by Dawn Zoldi (Colonel, USAF Retired), a licensed attorney and globally renowned emerging tech industry expert. Ms. Zoldi’s experience includes 28 years of service to the U.S. Air Force as a Judge Advocate (military lawyer), Associate General Counsel, and U.S. Air Force Academy leader.

Draganfly was recently featured on the Dawn of Drones podcast on February 1, 2023.

To register for the Law-Tech Connect™ Workshop, please click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com